83-00005

Suppl



13003422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $250,000,000 Floating Rate Notes due October 15, 2014

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 7, 2013

The following information regarding an issue of U.S. $250,000,000 Floating Rate Notes due October 16, 2014 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2012 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated October 3, 2013 (the "Final Terms"), and the Terms Agreement dated October 3, 2013 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $250,000,000 Floating Rate Notes due October 15, 2014

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. The rate of interest per annum for each interest period shall be equal to the sum of (a) the average of the daily U.S. Federal Funds Effective Rate during the relevant period and (b) a margin of 0.07 per cent.. Interest shall be payable on October 15, January 15, April 15 and July 15 of each year commencing October 15, 2013, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c) Maturity Date. October 15, 2014.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2012);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation;

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (October 3, 2013); and

G. Terms Agreement (October 3, 2013).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2012.

2 Filed on September 17, 2008.

EXHIBIT - D

IFC | International Finance Corporation
World Bank Group

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2013-0040

FY14 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY14 in order to prefund a portion of the Corporation's FY15 borrowing requirements after completion of the FY14 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$13,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (H) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), subject to completion of its FY14 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY14 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

(C) THAT, in addition to issuing its own Obligations, the Corporation is authorized to structure its funding transactions in a manner that, as determined by an Authorized Officer, meets the requirements of the Islamic finance markets, and that such structures may include, without limitation, features such as the establishment of special-purpose vehicles ("SPVs") to hold in trust assets originated by IFC and transferred to such SPVs, the issuance by such SPVs of trust certificates evidencing ownership interests in such assets, the sale and repurchase of such assets by IFC to and from such SPVs from time to time, and such other features as an Authorized Officer deems advisable under the circumstances, and that the trust certificates, notes, bonds, structured debt instruments or other evidences of indebtedness issued in connection with any such funding transaction shall be deemed to be "Obligations" for purposes of this Resolution;

(D) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(E) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (D) above;

(F) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D) or (E), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(G) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(H) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; (ii) the Director, Treasury Market Operations Department, (iii) the Director, Treasury Client Solutions Department, and (iv) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

EXHIBIT F.

Final Terms dated October 3, 2013


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of USD 250,000,000 Floating Rate Notes due October 15, 2014

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1266
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 250,000,000
	(ii) Tranche:	USD 250,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	USD 1,000
	(ii) Calculation Amount:	USD 1,000
7.	(i) Issue Date:	October 7, 2013
	(ii) Interest Commencement Date:	October 7, 2013

8.	Maturity Date:	October 15, 2014
9.	Interest Basis:	Floating Rate Notes (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	None
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Applicable
(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date (as indicated below) and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next successive Specified Interest Payment Date
(ii)	Specified Interest Payment Dates:	October 15, 2013, January 15, 2014, April 15, 2014, July 15, 2014 and October 15, 2014
(iii)	First Interest Payment Date:	October 15, 2013
(iv)	Interest Period Date(s):	Each Specified Interest Payment Date
(v)	Business Day Convention:	Modified Following Business Day Convention
(vi)	Business Centre(s):	London and New York City
(vii)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest in respect of each Interest Period shall be determined in accordance with the Average of the Reference Rate. Where: "**Average**" means D1 / D2 "**D1**" means the sum of the Reference Rates applicable for each Reference Rate Determination Date in the relevant Interest Period, provided that the Reference Rate applicable for any calendar day that is not a New York City Banking Day shall be the Reference Rate applicable in respect of the immediately preceding New York City Banking Day. "**D2**" shall mean the number of calendar days in the relevant Interest Period. "**Interest Reset Date**" means each New York City Banking Day during the relevant Interest Period up to and

including the Interest Determination Date.

"New York City Banking Day" shall mean a day which is not a Saturday, a Sunday or a legal holiday or a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

"Reference Rate Determination Date" means one New York City Banking Day prior to each Interest Reset Date.

(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix)	Screen Rate Determination:	Applicable.
	– Reference Rate:	U.S. Federal Funds Effective Rate
	– Interest Determination Date(s):	Two New York City Banking Days prior to the relevant Specified Interest Payment Date, being the date on which the Average of the Reference Rate for the relevant Interest Period is determined
	– Relevant Screen Page:	Bloomberg page 'FEDL01'
(x)	ISDA Determination:	Not Applicable
(xi)	Margin:	+ 0.07 per cent. per annum
(xii)	Minimum Rate of Interest:	Not Applicable
(xiii)	Maximum Rate of Interest:	Not Applicable
(xiv)	Day Count Fraction:	Actual/360, adjusted
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per the Conditions
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

Call Option II:	Not Applicable
21. Put Option:	Not Applicable
22. Final Redemption Amount of each Note:	USD 1,000 per Calculation Amount
In cases where the Final Redemption Amount is Index Linked or other variable-linked:	Not Applicable
23. Early Redemption Amount:	
Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	USD 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on the Issue Date
25. New Global Note (NGN):	No
26. Financial Centre(s) or other special provisions relating to payment dates:	London and New York City Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the	Not Applicable

interest due on late payment]:

29. Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	Applicable
Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii) Date of Terms Agreement:	October 3, 2013
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
35. Total commission and concession:	Not Applicable
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable

2. RATINGS

RATINGS: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	US45950VCM63
(iii)	Common Code:	097554579
(iv)	CUSIP:	45950VCM6
(v)	CINS:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption: Not Applicable

EXHIBIT G.

TERMS AGREEMENT NO.1266 UNDER

THE STANDARD PROVISIONS

October 3, 2013

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's USD 250,000,000 Floating Rate Notes due October 15, 2014 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex 1 hereto (the "**Final Terms**") at 10.00 a.m. London time on October 7, 2013 (the "**Settlement Date**") at an aggregate purchase price of USD 250,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

6 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer

purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By: ______________________ By: ______________________
Name: Name:
Title: Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 
Name: WOLFGANG MEUSER
Title: DIRECTOR

SCHEDULE 1

Notice Details of BNP Paribas:

10 Harewood Avenue
London NW1 6AA
Tel: + 44 207 595 8601
Fax: + 44 207 595 2555
Attention: MTN Desk